WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

July 16, 2007

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
<u>Submission of Information Pursuant to Rule 12g3-2(b)</u>

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

	Announcement	**Issue Date**
1.	Marks & Spencer p.l.c. – Block Listing Six Monthly Return	July 16, 2007

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of the above announcement and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: ______________________
Kenneth J. Miles
Authorized Representative

Enclosure

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 16 JULY 2007

AVS No:				
Name of *applicant*:		MARKS AND SPENCER GROUP PLC		
Name of scheme:		SAYE SCHEME		
Period of Return:	From:	1 JANUARY 2007	To:	30 JUNE 2007
Balance under scheme from previous return:		27,561,645 SHARES		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A		
Number of *securities* issued/allotted under scheme during period:		11,456,800 SHARES		
Balance under scheme not yet issued/allotted at end of period		16,104,845 SHARES		
Number and *class* of *securities* originally listed and the date of admission		ORDINARY SHARES OF 25P EACH 20,859,113 SHARES LISTED ON 19 MARCH 2002 30,000,000 SHARES LISTED ON 25 NOVEMBER 2004 20,000,000 SHARES LISTED ON 10 NOVEMBER 2006		
Total number of *securities* in issue at the end of the period (30-06-07)		1,700,919,459 SHARES		

Name of contact:	ANTHONY CLARKE
Address of contact:	MARKS AND SPENCER GROUP PLC WATERSIDE HOUSE 35 NORTH WHARF ROAD LONDON, W2 1NW
Telephone number of contact:	020 8718 9940

SIGNED BY ANTHONY CLARKE

~~*Director*/company secretary~~/suitably experienced *employee*/~~duly authorised officer,~~ for and on behalf of

MARKS AND SPENCER GROUP PLC

Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 16 JULY 2007

AVS No:				
Name of *applicant*:		MARKS AND SPENCER GROUP PLC		
Name of scheme:		SENIOR OPTION SCHEME		
Period of Return:	From:	1 JANUARY 2007	To:	30 JUNE 2007
Balance under scheme from previous return:		12,234,975 SHARES		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A		
Number of *securities* issued/allotted under scheme during period:		12,080,010 SHARES		
Balance under scheme not yet issued/allotted at end of period		11,026,965 SHARES		
Number and *class* of *securities* originally listed and the date of admission		ORDINARY SHARES OF 25P EACH 23,303,606 SHARES LISTED ON 19 MARCH 2002 27,000,000 SHARES LISTED ON 25 NOVEMBER 2004		
Total number of *securities* in issue at the end of the period (30-06-07)		1,700,919,459 SHARES		

Name of contact:	ANTHONY CLARKE
Address of contact:	MARKS AND SPENCER GROUP PLC WATERSIDE HOUSE 35 NORTH WHARF ROAD LONDON, W2 1NW
Telephone number of contact:	020 8718 9940

SIGNED BY ANTHONY CLARKE

~~*Director*/company secretary~~/suitably experienced *employee*/~~duly authorised officer,~~ for and on behalf of

MARKS AND SPENCER GROUP PLC

Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

END